NaturalNano, Inc. S-8

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference filed herewith on Form S-8 of NaturalNano, Inc. and Subsidiaries of our report dated April 15, 2009, relating to our audit of the consolidated financial statements as of and for the year ended December 31, 2008, which appears in the Annual Report on Form 10-K of NaturalNano, Inc. and Subsidiaries for the year ended December 31, 2008. Our report dated April 15, 2009 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

Freed Maxick & Battaglia, CPA’s, PC

Buffalo, New York
October 14, 2009